Monthly Report - November, 2016

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $     (11,798,547)       30,640,300
Change in unrealized gain (loss) on open           10,003,694          551,020
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0                0
      obligations
   Change in unrealized gain (loss) from U.S.       (130,982)           57,279
      Treasury obligations
Interest Income 			              102,585          836,697
Foreign exchange gain (loss) on margin deposits     (148,354)        (240,084)

				                 ------------    -------------
Total: Income 				          (1,971,604)       31,845,212

Expenses:
   Brokerage commissions 		            1,022,896       11,381,256
   Management fee 			               41,266          419,565
   20.0% New Trading Profit Share 	             (56,803)          483,389
   Custody fees 		       	                    0           29,763
   Administrative expense 	       	              123,165        1,151,198
					         ------------    -------------
Total: Expenses 		                    1,130,524       13,465,171
Net Income(Loss)			   $      (3,102,128)       18,380,041
for November, 2016

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (181,178.584    $     6,255,490    218,271,959    224,527,449
units) at October 31, 2016
Addition of 		 	              0      5,084,276      5,084,276
4,059.495 units on November 1, 2016
Redemption of 		 	              0    (3,666,949)    (3,666,949)
(2,893.750) units on  November 30, 2016*
Net Income (Loss)               $      (57,973)    (3,044,155)    (3,102,128)
for November, 2016
         			   -------------   -------------   -----------


Net Asset Value at November 30, 2016
(182,406.569 units inclusive
of 62.240 additional units) 	      6,197,517    216,645,131    222,842,648
				  =============  ============= ==============


		GLOBAL MACRO TRUST November 2016 UPDATE
                      Year to Date     Net Asset
Series	  November ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1     (1.46)% 	   8.38%  $    1,183.37	  164,395.152 $   194,539,617
Series 2     (0.89)% 	  10.21%  $    1,504.63	        6.799 $        10,230
Series 3     (0.88)% 	  10.36%  $    1,527.01	   15,176.002 $    23,173,907
Series 4     (0.93)% 	  14.92%  $    1,809.68	    2,828.616 $     5,118,894

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




				December 14, 2016
Dear Investor:


Markets were shaken by the unexpected victory of Donald Trump in the U.S. Presidential election, and the unexpected OPEC production reduction agreement.
The Trust was unprofitable in November as losses from long interest rate futures positions and short energy futures trades outdistanced the gains from long U.S. dollar trades, and from long equity and metal futures positions. Trading of agricultural commodity futures was nearly flat.

The prospect that a Trump fiscal stimulus program could lead to bigger deficits, more growth and more inflation pushed interest rates sharply higher. Evidence that global growth and inflation were already moving higher has underpinned some interest rate gains in recent months, as has the increasing likelihood of a December rate increase by the Federal Reserve.
Therefore,
long positions in U.S, Canadian, French, Italian, Japanese and Australian note, bonds and short term interest rate futures registered losses and were reduced or reversed.

Energy prices were volatile as market participants grappled with the persistent news flow about possible production control agreements within OPEC, and between OPEC and Russia. Then, on November 30, OPEC announced an agreement to cut group production by a larger than expected 1.2 million barrels a day and suggested that non-OPEC sources would also reduce production. As a result crude prices, which had fallen sharply from early
October to late November, spiked upward by 9-10%. Consequently, losses were sustained on short crude oil, London gas oil, RBOB gasoline, heating oil and natural gas positions.


Actual and expected increases in U.S. interest rates underpinned a dollar rally that raised the dollar index to a 14 year high late in November.
Long U.S. dollar positions against the euro, yen, Swiss franc, Swedish krona, Czech koruna, Singapore dollar and Turkish lira were profitable. On the other hand, trading the dollar against the currencies of Australia, Great

Britain, Brazil, Russia, South Africa, India, Chile and Colombia produced partially offsetting losses. Trading the euro against the Turkish lira,

Polish zloty and Swedish kroner was also unprofitable.

Improving manufacturing data worldwide, together with the positive boost to "animal spirits" from the Trump economic plan, led to rising equity markets,

especially in the U.S. Long positions in U.S., Canadian, Japanese and

Australian stock index futures were profitable. A long VIX trade was also profitable. Meanwhile, long British and Korean equity futures trades were unprofitable.


Increased demand from China, both fundamental and speculative, combined with the prospect of increased U.S. infrastructure spending to boost industrial metal prices, and long positions, especially in copper and zinc, were profitable.

The marginal profits from short corn and wheat trades were slightly larger than the tiny losses from a short cattle trade and a long coffee position.



				    Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman